SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANUAL FOR ATTENDANCE OF SHAREHOLDERS

AT THE EXTRAORDINARY GENERAL MEETING

OF BRASKEM S.A. ON AUGUST 4, 2015

TABLE OF CONTENTS

Management’s Message	3
Guidelines for the Attendance of Shareholders and Terms	4
Call Notice	7
Related Documents and Links	9
Exhibit 1: Form of Power of Attorney – Individuals	10
Exhibit 2: Form of Power of Attorney – Legal Entities	11

MANAGEMENT’S MESSAGE

Dear Shareholders,

In line with our commitment to continually seek the best Corporate Governance practices, we invite all Shareholders to attend the Extraordinary General Meeting, which will be cumulatively held on the August 4th, 2015, at 10:30 a.m., at our registered office, located at Rua Eteno, nº 1.561, Camaçari/BA, where the following matters will be resolved:

1.   Replacement of members and nomination of the President of the Board of Directors.

GUIDELINES FOR THE ATTENDANCE OF SHAREHOLDERS AND TERMS

With a view to guiding the Shareholders regarding the procedure for attendance of the Meetings, we make this Shareholders’ General Meeting Manual available.

The informations related to such resolutions are available to the Shareholders on the Investor Relations’ website (www.braskem.com.br/ri), on CVM’s website (www.cvm.gov.br) and at Rua Lemos Monteiro, 120 , 24º andar, Butantã, City of São Paulo, State of São Paulo - CEP: 05501-050, for the attention of Roberta Varella.

Individual Shareholders Attending the Meeting

For Shareholders willing to attend the Meeting, the Company’s Management requests the sending of a receipt issued by the financial institution acting as depositary/custodian of the shares issued by Braskem, demonstrating their ownership of the shares, up to 08 days before the Meeting is held, pursuant to the terms of Article 16 of the Company’s Bylaws.

Shareholders shall attend the Meeting in possession of a qualified identity document (Identity Card - RG, Alien Registration Card - RNE, Driver’s License – CNH, or an officially recognized professional category card).

Legal Entity Shareholder or Shareholders represented by Proxy

Any shareholders, whether individuals or legal entities, nationals or foreigners, who cannot attend but still wish to take part in the Meeting, shall appoint a proxy with powers to represent them (forms of powers of attorney are attached hereto for both individuals and legal entities).

As set forth in the Corporation Law (Law No. 6,404/1976, paragraph 1 of article 126), the proxy shall be a Shareholder of the Company, attorney, manager at the Company or at a financial institution/investment fund. The proxy shall have been appointed less than one year prior to the date of the General Meeting.

The Shareholder shall go to the Meeting in possession of the following documents:

•         Instrument of proxy (power of attorney), duly regularized pursuant to law, in case of representation of shareholders, with the certification of the signature of the grantor (shareholder);

•         Bylaws or Articles of Association and instrument of election/designation of the managers, in case the grantor is a legal entity; and

•         Receipt issued by the financial institution acting as depositary/custodian of the shares issued by Braskem, demonstrating their ownership of the shares, up to 08 days before the Meeting is held, pursuant to the terms of Article 16 of the Company’s Bylaws.

The legal representative shall attend the Meeting in possession of a qualified identity document (Identity Card - RG, Alien Registration Card - RNE, Driver’s License – CNH, or an officially recognized professional category card).

Foreign Shareholders Attending the Meeting

Foreign Shareholders shall present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power-of-attorney shall be notarized and legalized.

Holders of American Depositary Receipts

The holders of ADRs shall be represented by JP Morgan, as a depositary institution, pursuant to the terms of the Deposit Agreement entered into with Braskem.

Sending of Documentation

It is requested that the documents required in the items above, which allow the attendance or representation of shareholders at the Meeting, be sent at least 72 hours prior to the date scheduled for the occurrence of the Meeting, to:

Braskem S/A

C/O Waldecy Bispo dos Santos – Legal Department

Rua Lemos Monteiro, 120 – 22º andar - Butantã

05501-050 – São Paulo – SP – Brazil

Braskem’s Health, Safety and Environmental Rules

In view of the Health, Safety and Environmental (SSMA) Rules in effect at the Company’s registered office, which set forth the guidelines for the control of access and circulation of persons and vehicles in the internal and external areas of the registered office, the shareholders as well as their legal representatives attending the Meeting hereby convened are requested to arrive at least 30 minutes prior to the start time of the Meeting, with a view to guaranteeing the observance of training procedures regarding basic SSMA instructions in effect at the Company, which are available for consultation at its registered office.

CALL NOTICE

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939

A PUBLICLY-HELD COMPANY

EXTRAORDINARY GENERAL MEETING

Shareholders of BRASKEM S.A. are hereby called to attend the Extraordinary General Meeting that will be held at the Company’s principal place of business located at Rua Eteno, no 1.561, Pólo Petroquímico, in the City of Camaçari, State of Bahia, on August 4, 2015, at 10:30 a.m., in order to resolve the replacement of members and nomination of the President of the Board of Directors.

Camaçari/BA, July 17, 2015.

Patrick Horbach Fairon

Vice-President of the Board of Directors

General Information:

1.    The documents related to the matters included in the Agenda, as well as other relevant information to exercise voting rights at the Meeting, were made available to the Company’s shareholders, in the manner set forth in CVM Ruling No. 481/09, and may be accessed through CVM website (www.cvm.gov.br), BM&FBOVESPA website (www.bmfbovespa.com.br), or the Company website (www.braskem.com.br/ri).

2.     In order to expedite the works of the Meeting, the Company’s Management requests the shareholders to deliver at the Company, within 72 hours prior to the date scheduled for the Meeting, the following documents: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of said shares within 8 days prior to the date scheduled for the Meeting; (ii) a power of attorney, duly regularized pursuant to law, in the event of representation of the shareholder, with certification of the principal's signature; and/or (iii) as regards the shareholders taking part of the fungible custody of registered shares, a statement of the respective ownership interest, issued by the competent body. The shareholder or the legal representative thereof shall attend the Meeting in possession of the proper identity documents.

3.  Based on the Health, Security and Environment (HSSE) Standards in force at the Company’s principal place of business, which set forth the guidelines for control of access and movement of people and vehicles in the indoor and outdoor areas of the principal place of business, we kindly request the shareholders, and also their legal representatives called herein, to arrive at least 30 minutes before the time such Meeting is scheduled to start, in order to ensure observance of the procedures of training on the basic HSSE instructions in force at the Company, which are available for consultation at its principal place of business.

Information for the Election of Members of the Board of Directors

(as required by article 10 of the CVM instruction nº 481 – items 12.5 to 12.10 of the Formulário de Referência)

•         Name:  Newton Sérgio de Souza

•         Date of Birth: May 6, 1953

•         Profession: Attorney

•         Individual Taxpayers' Register (CPF) Number:  261.214.417-04

•         Elected office appointed: full member

•         Date of election: appointed to the election which will take place in the extraordinary shareholders meeting to be held on August 4, 2015

•         Date of empowerment: the member will be empowered at the extraordinary shareholder meeting in which the election will take place, to be held on August 4, 2015

•         Term of office: until the 2016 ordinary shareholder meeting

•         Other positions and duties exercised at the issuer: not applicable

•         Elected by the controlling shareholder: yes

•         Independente member : no

•         Number of consecutive terms of office: the appointment is for the 9th term of office

•         Resumé:

Mr. Newton de Souza became a member of the Board of Directors of Odebrecht S.A. in 2015. He joined the Odebrecht Group as general counsel of Odebrecht S.A. in 1988, and became an executive officer as of May 1997. He served as member of the board of directors of all the Leading Companies in all business areas of the Odebrecht Group. Mr. Souza also served as the president of the board of directors of Companhia de Concessões Rodoviárias, or CCR. He was also a visiting lawyer at the law firm Dechert, Price & Rhoads (Philadelphia), a senior lawyer at the law firm Pinheiro Neto Advogados from 1976 through 1982 and a senior counsel of the Latin America and Caribbean Division of the World Bank (Washington, D.C.) from 1982 through 1987. Mr. Souza holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro, or PUC/RJ, and an LL.M. from the University of Pennsylvania. He also attended the High Performance Boards Program of IMD, in Lausanne, Switzerland.

•        percentage of participation in meetings held in 2014: 92,3%

•         Existence of spousal relationship, stable union or second degree family relation between: (a) administrators of the issuer; (b) (i) administrators of the issuer and (ii) administrator of, direct or indirect, controlled subsidiaries of the issuer, (c) (i) administrators of the issuer or of its direct or indirect controlled subsidiaries, and (ii) direct or indirect controlling shareholders of the issuer, (d) (i) administrators of the issuer and (ii) administrators of the issuer’s , direct and indirect, controlling shareholders:

None

•         Existence of subordination, service providing, or control relationships, in the last 3 financial years, between administrators of the issuer and: (a) direct or indirect controlled subsidiaries of the issuer, with the exception of its wholly owned subsidiaries; (b) direct or indirect controlling shareholder of the issuer; (c) if relevant, supplier, client and creditor or debtor of the issuer, or of its controlling shareholders or controlled subsidiaries:

2014

Entity: Odebrecht S.A. (Individual Taxpayers' Register/Corporate Taxpayers' Register (CPF/CNPJ) Number: 05.144.757/0001-72) –  Indirect Controlling Shareholder

Relationship: Subordination – Mr. Newton was an officer of Odebrecht S.A. in 2014

Entity: Odbinv S.A. (Individual Taxpayers' Register/Corporate Taxpayers' Register (CPF/CNPJ) Number: 15.105.588/0001-15) – Indirect Controlling Shareholder

Relationship: Subordination – Mr. Newton was an officer of Odbinv S.A. in 2014

2013

Entity: Odebrecht Serviços e Participações S.A. (Individual Taxpayers' Register/Corporate Taxpayers' Register (CPF/CNPJ) Number: 10.904.193/0001-69) – Direct Controlling Shareholder

Relationship: Subordination – Mr. Newton was an officer of Odebrecht Serviços e Participações S.A. in 2013

Entity: Odebrecht S.A. (Individual Taxpayers' Register/Corporate Taxpayers' Register (CPF/CNPJ) Number: 05.144.757/0001-72) –  Indirect Controlling Shareholder

Relationship: Subordination – Mr. Newton was an officer of Odebrecht S.A. in 2013

Entity: Odbinv S.A. (Individual Taxpayers' Register/Corporate Taxpayers' Register (CPF/CNPJ) Number: 15.105.588/0001-15) – Indirect Controlling Shareholder

Relationship: Subordination – Mr. Newton was an officer of Odbinv S.A. in 2013

2012

Entity: Odebrecht Serviços e Participações S.A. (Individual Taxpayers' Register/Corporate Taxpayers' Register (CPF/CNPJ) Number: 10.904.193/0001-69) –  Direct Controlling Shareholder

Relationship: Subordination –Mr. Newton was an officer Odebrecht Serviços e Participações S.A. in 2012

Entity: Odebrecht S.A. (Individual Taxpayers' Register/Corporate Taxpayers' Register (CPF/CNPJ) Number: 05.144.757/0001-72) –  Indirect Controlling Shareholder

Relationship: Subordination – Mr. Newton was an officer of Odebrecht S.A. in 2012

Entity: Odbinv S.A. (Individual Taxpayers' Register/Corporate Taxpayers' Register (CPF/CNPJ) Number: 15.105.588/0001-15) – Indirect Controlling Shareholder

Relationship: Subordination – Mr. Newton was an officer of Odbinv S.A. in 2012

RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Braskem S.A. Investor Relations:	www.braskem-ri.com.br/
Securities Commission – CVM:	www.cvm.gov.br
BM&FBovespa:	www.bmfbovespa.com.br
Brazilian Institute of Corporate Governance:	www.ibgc.org.br
Brazilian Chemical Industry Association – ABIQUIM:	www.abiquim.org.br

EXHIBIT 1: FORM OF POWER OF ATTORNEY - INDIVIDUALS

P O W E R   O F   A T T O R N E Y

By this private instrument of proxy and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. __________________, appoints and retains its attorney(s)-in-fact _____________________________, to whom it grants special powers for representing the interests of Grantor at the General Extraordinary Meeting of Braskem S.A., with its registered office located at Rua Eteno, nº 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, in the Municipality of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities (CNPJ) under No. 42.150.391/0001-70, to be cumulatively held on August 4, 2015, at 10:30 a.m., and may resolve upon, discuss and vote on the matters included in the agenda, examine and approve documents and bills, refute, agree, sign minutes and attendance books.

________________, _____________ ____, 2015

EXHIBIT 2: FORM OF POWER OF ATTORNEY - LEGAL ENTITIES

P O W E R   O F   A T T O R N E Y

By this private instrument of proxy and pursuant to law, ___________________, with its registered office at ______________, enrolled in the National Register of Legal Entities (CNPJ) under No. ________________, herein represented by its undersigned Officers, appoints and retains its attorney(s)-in-fact ________________________________, to whom it grants special powers for (acting jointly or individually), (regardless of the order of appointment), representing the interests of Grantor at the General Extraordinary Meeting of Braskem S.A., with its registered office located at Rua Eteno, nº 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, in the Municipality of Camaçari, State of Bahia, enrolled in the CNPJ under No. 42.150.391/0001-70, to be cumulatively held on August 4, 2015, at 10:30 a.m., and may resolve upon, discuss and vote on the matters included in the agenda, examine and approve documents and bills, refute, agree, sign minutes and attendance books.

________________, _____________ ____, 2015

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.